Exhibit 99.1

CORPORATE RELEASE
STATS ChipPAC Intends to Proceed to Terminate
its Level I ADR Program
United States — 03/24/2008, Singapore — 03/24/2008 — STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company” — SGX-ST: STATSChP), a leading independent semiconductor test and advanced packaging service provider, today announced that it has decided to proceed with the termination of its American Depositary Receipts (“ADR”) program as soon as practicable.
As disclosed in its annual report on Form 20-F for its fiscal year 2007, in determining the timing of the termination of its ADR program, the Company had intended to take into consideration the expected timeline for its proposed capital reduction exercise intended to effect a proposed payout of up to US$813 million (the “Cash Distribution”) to its shareholders. However, in light of the uncertain timeline for the proposed capital reduction due to current market conditions, the Company has decided to proceed with the termination of its ADR program.
The deposit agreement (“Deposit Agreement”) for the American Depositary Shares (“ADSs”) provides that ADSs may be exchanged for the underlying ordinary shares for six months after termination of the ADR program. The Company is in discussions with the depositary for the ADSs on amending the Deposit Agreement to shorten this period from six months to 30 days. A notification will be sent to ADS holders in due course informing them of the effective date of this amendment and the termination of the Deposit Agreement. The amendment and the termination will be effective 30 days after the notice is given to the ADS holders. Thereafter, holders of ADSs will have 30 days to exchange their ADSs for the underlying shares. At the end of the exchange period, any remaining ordinary shares underlying the ADSs will be sold, the proceeds of which will be held by the Depositary and the ADSs will solely represent the right to receive such proceeds without interest thereon.
If the books closure date for the Cash Distribution (if effected) occurs after the termination of the ADR program but during the exchange period, ADS holders will only be able to receive the Cash Distribution for the ordinary shares underlying their ADSs if (i) they exchange their ADSs for the underlying ordinary shares or (ii) at the end of the exchange period, upon a sale by the depositary of any remaining ordinary shares in the ADR program and distribution of the net proceeds thereof together with the Cash Distribution, in each case, subject to the payment of ADS cancellation fees and cash distribution fees. If ordinary shares remaining in the ADR program are sold by the depositary after the exchange period expires, but prior to the books closure date, the distribution by the depositary of the net proceeds from the sale of such remaining ordinary shares and any other cash held by it would not include the Cash Distribution (if effected). If, however, ordinary shares remaining in the ADR program are sold by the depositary after the exchange period expires and after the books closure date, the

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com distribution by the depositary of the net proceeds from the sale of such remaining ordinary shares and any other cash held by it would include the Cash Distribution (if effected).
About STATS ChipPAC Ltd.
STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company” —SGX-ST: STATSChP) is a leading service provider of semiconductor packaging design, assembly, test and distribution solutions in diverse end market applications including communications, digital consumer and computing. With global headquarters in Singapore, STATS ChipPAC has design, research and development, manufacturing or customer support offices in 10 different countries. STATS ChipPAC is listed on the Singapore Exchange Securities Trading Limited (“SGX-ST”). Further information is available at www.statschippac.com. Information contained in this website does not constitute a part of this release.
Certain statements in this release, including statements regarding the proposed capital reduction and Cash Distribution, are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this release. Factors that could cause actual results to differ include, but are not limited to, our ability to obtain debt financing to fund the Cash Distribution and repay certain outstanding indebtedness (including redeeming and/or repurchasing our senior notes) on terms and conditions acceptable to us, obtaining requisite approvals needed for the Capital Reduction, general business and economic conditions and the state of the semiconductor industry; level of competition; demand for end-use applications products such as communications equipment and personal computers; decisions by customers to discontinue outsourcing of test and packaging services; our reliance on a small group of principal customers; our continued success in technological innovations; pricing pressures, including declines in average selling prices; availability of financing; prevailing market conditions; our ability to meet the applicable requirements for the termination of registration under the U.S. Securities Exchange Act of 1934, as amended; our ability to meet specific conditions imposed for the continued listing or delisting of our ordinary shares on the SGX-ST; our substantial level of indebtedness; potential impairment charges; delays in acquiring or installing new equipment; adverse tax and other financial consequences if the South Korean taxing authorities do not agree with our interpretation of the applicable tax laws; our ability to develop and protect our intellectual property; rescheduling or canceling of customer orders; changes in products mix; intellectual property rights disputes and litigation; our capacity utilization; limitations imposed by our financing arrangements which may limit our ability to maintain and grow our business; changes in customer order patterns; shortages in supply of key components; disruption of our operations; loss of key management or other personnel; defects or malfunctions in our testing equipment or packages; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; majority ownership by Temasek Holdings (Private) Limited (“Temasek”) that may result in conflicting interests with Temasek and our affiliates; unsuccessful acquisitions and investments in other companies and businesses; labor union problems in South Korea; uncertainties of conducting business in China and other countries in Asia; natural calamities and disasters, including outbreaks of epidemics and communicable diseases; and other risks described from time to time in the Company’s SEC filings, including its annual report on Form 20-F dated March 7, 2008. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Investor Relations Contact:
Tham Kah Locke
Vice President of Corporate Finance
Tel: (65) 6824 7788, Fax: (65) 6720 7826
email: kahlocke.tham@statschippac.com
Media Contact:
Lisa Lavin
Deputy Director of Corporate Communications
Tel: (208) 939 3104, Fax: (208) 939 4817
email: lisa.lavin@statschippac.com

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com